EXHIBIT 99-2

PARNASSUS FUNDS
PARNASSUS INCOME FUNDS
MINUTES OF REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES
(Excerpts relating to renewal of Fidelity Bond and D&O for the period April 15, 2010 to April 15, 2011)

March 18, 2010

Mr. Skidmore requested approval for renewal of the fidelity bond and D&O/ E&O insurance coverages with the same carriers for the same amounts, except for an increase in the fidelity bond coverage to $3 million. The Board reviewed the Renewal Proposal from Lockton Insurance Brokers dated April 15, 2010 - April 15, 2011. After discussion, upon motion duly made by Ms. Joe, seconded by Mr. Potter and unanimously carried, it was:

         RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Three Million Dollars ($3,000,000.00); and

         FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

         FURTHER RESOLVED, that the D&O/E&O Insurance shall be renewed on the terms described at this meeting; and

         FURTHER RESOLVED, that for the D&O/E&O Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

         FURTHER RESOLVED, that the Funds shall enter into a joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement; and

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         FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.